SECOND AMENDED AND RESTATED

ADVISORY FEE WAIVER AGREEMENT

SUNAMERICA SERIES TRUST

SA Large Cap Index Portfolio

This SECOND AMENDED AND RESTATED ADVISORY FEE WAIVER AGREEMENT ("Agreement"), effective as of October ___, 2019, is by and between SunAmerica Asset Management, LLC (the "Adviser") and SunAmerica Series Trust (the "Trust"), on behalf of the SA Large Cap Index Portfolio (formerly, the Equity Index Portfolio) (the "Portfolio").

WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company of the series type; and

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory and Management Agreement dated January 1, 1999, as amended from time-to-time ("Advisory Agreement"), pursuant to which the Adviser provides investment advisory services to the Portfolio for compensation based on the value of the average daily net assets of the Portfolio; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to maintain the expenses of the Portfolio at levels agreeable to the Trust and the Adviser; and

WHEREAS, the Adviser and the Trust, on behalf of the Portfolio, are parties to that certain Amended and Restated Advisory Fee Waiver Agreement, dated December 1, 2015, pursuant to which the Adviser agreed to waive a portion of its investment advisory fee; and

WHEREAS, the Adviser and the Trust desire to amend and restate the Amended and Restated Advisory Fee Waiver Agreement to reflect that the Adviser has further agreed to waive its investment advisory fee under the Advisory Agreement in the amount set forth herein.

NOW THEREFORE, the parties hereto agree as follows:

1.Advisory Fee Waiver.

During the term of this Agreement, the Adviser hereby agrees to limit its total investment advisory fee to 0.26%.

2.Term and Termination of Agreement.

With respect to the Portfolio, this Agreement shall have an initial term through April 30, 2021, and may continue from year to year thereafter as approved by the Board of Trustees of the Trust. Notwithstanding the previous sentence, this Agreement shall terminate upon termination of the Advisory Agreement with respect to the Portfolio, or it may be terminated by the Trust, without payment of any penalty, upon sixty (60) days' prior written notice to the Adviser at its principal place of business.

3.Miscellaneous.

A.Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

C.Choice of Law. This Agreement shall be governed by the law of the State of New York, without regard to the conflicts of law provisions thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

SUNAMERICA SERIES TRUST	SUNAMERICA ASSET
MANAGEMENT, LLC
By:	By:

Name:	Name:
Title:	Title: